FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: September, 2005

Commission File Number : 001-15218

LAFARGE

(Translation of registrant’s name into English)

61, rue des Belles Feuilles

75116 Paris

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

Press Release, dated September 27, 2005, relating to new composition of the

Executive Committee of the Lafarge Group

Page 1 of 5 Total Pages

PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, September 27, 2005

NEW COMPOSITION OF THE EXECUTIVE COMMITTEE OF THE LAFARGE GROUP

At the annual meeting of the 150 senior managers of the Lafarge Group in Evian, Bernard Kasriel and Bruno Lafont announced the new composition of the Executive Committee, which will be set up gradually and become operational as of 1 January 2006.

The new Executive Committee will consist of the following members:

•	Michel Rose, Chief Operating Officer

•	Ulrich Glaunach, named Executive Vice-President, Cement

•	Guillaume Roux, named Executive Vice-President, Cement

•	Jean-Charles Blatz, Executive Vice-President, Aggregates & Concrete

•	Jean-Christophe Barbant, named Executive Vice-President, Roofing

•	Isidoro Miranda, Executive Vice-President, Gypsum

•	Jean-Jacques Gauthier, Executive Vice-President, Finance

•	Christian Herrault, Executive Vice-President, Human Resources and Organization.

Commenting on this announcement, Bernard Kasriel, Lafarge’s Chief Executive Officer, stated:

“We have prepared for this change in the composition of the Executive Committee with Bruno Lafont, who will become the new Chief Executive Officer of Lafarge in January. I share his conviction that this new organization will enable the new management team to meet new challenges and to successfully lead the Group with high ambitions.”

Lafarge, the world leader in building materials, holds top-ranking positions in all four of its divisions: Cement, Aggregates & Concrete, Roofing and Gypsum. Lafarge employs 77,000 people in 75 countries and posted sales of €14.4 billion in 2004. Additional information is available on the web site at www.lafarge.com.

For release worldwide with simultaneous release in the United States.

COMMUNICATIONS:		INVESTOR RELATIONS:

Stéphanie Tessier:	33-1 44-34-92-32	Yvon Brind’Amour:	33-1 44-34-92-93
stephanie.tessier@lafarge.com		yvon.brindamour@lafarge.com

Amanda Jones:	33-1 44-34-58-30	Danièle Daouphars:	33-1 44-34-92-93
amanda.jones@lafarge.com		daniele.daouphars@lafarge.com

Statements made in this press release that are not historical facts are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions (“Factors”), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company’s business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company’s public filings with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission including its Reference Document and annual report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

Page 2 of 5 Total Pages

Biographies of Executive Committee members

Michel Rose, Chief Operating Officer

Michel Rose (born in 1943) is an engineering graduate of the Ecole des Mines de Nancy (1965) and holds a MBA from IMI, Geneva (1977).

He joined the Group as a plant engineer in 1970 and subsequently became a department manager in the Group’s Research Center in 1975, and then Director of Internal Communications for the Group in 1978.

After heading Group activities in Brazil from 1980 to 1983, he was appointed Executive Vice President of Human Resources and Corporate Communications in 1984 and then CEO of the Biotechnology BU. In 1989, he was appointed Senior executive vice-president.

Michel Rose was Chairman and Chief Executive Officer of Large North America from 1992 to 1996. On his return, he oversaw Lafarge’s operations in the emerging countries through 2000. Since May 2003, he has co-managed the Cement Division with Bruno Lafont.

Ulrich Glaunach, named Executive Vice President, Cement

Dr. Ulrich Glaunach (born in 1956) holds a doctorate in economic sciences from the University of Vienna (1980) and an MBA from INSEAD, Fontainebleau (1982).

Prior to his career with Lafarge, Ulrich Glaunach has held marketing and general management positions with Unilever, Braun, Tempo and Moulinex.

Ulrich Glaunach joined Lafarge in 1995 as President of Lafarge Perlmooser, Austria, and became Chief Operating Officer of the newly created Roofing Division in 1998. Since 2000, Ulrich Glaunach has been Executive Vice President of the Roofing Division and member of the Executive Committee.

Guillaume Roux, named Executive Vice President, Cement

A graduate from the Institut d’Etudes Politiques in Paris, Guillaume Roux (born in 1959) joined the Lafarge Group in 1980 as an internal auditor for Lafarge Cement, France. He was named Chief Financial Officer of the Biochemicals BU in the United States from 1989 to 1992, before returning to Lafarge headquarters to head a mission for the Finance Department. In 1996, he was sent back to the United States as Vice President of Marketing for Lafarge North America. In 1999, he was appointed Chief Executive Officer of Lafarge operations in Turkey and then in 2001, Executive Vice President of the Cement Division’s operations in Southeast Asia.

Jean-Charles Blatz, Executive Vice President, Aggregates & Concrete

A graduate of the Institut d’Etudes Politiques in Paris with a Masters in civil law, Jean-Charles Blatz (born in 1944) has devoted his entire career to Lafarge. He joined the Lafarge Group in 1970 as head of Organization and Methods for Lafarge Cements, France. In 1973, he was appointed Vice President of Administration and Finance for Allia, a subsidiary of the Sanitaryware Division, and then Financial Director of Lafarge-Coppée. From 1989 to 1993, he was Vice President of Cementia and managed the Group’s development in Central Europe. From 1993 to 1995, he was Vice President of Performance in the Aggregates & Concrete Division. Jean-Charles Blatz was then named Executive Vice President of the Mediterranean Region and Trading for the Cement Division. Since 2004, he has been Executive Vice President of the Aggregates & Concrete Division and a member of the Executive Committee.

Jean-Christophe Barbant, named Executive Vice President, Roofing

Jean-Christophe Barbant (born in 1963) graduated from Ecole Polytechnique (1982) and the ENSM engineering school in Paris. He began his career at the French Ministry of Industry in 1988, and then moved to the Ministry of Transport and Infrastructure in 1993. He joined Lafarge Gypsum as Vice President in 1995 with responsibility for purchasing and strategy. In 1997, he was appointed Senior Vice President of Northern Europe for the Gypsum Division. In 2000, he became Vice President for Corporate e-business, with responsibility for the “Place des Métiers” project, an online customer service based on new technologies. In May 2003, he was named Executive Vice President of the Roofing Division, which is based in Germany.

Page 3 of 5 Total Pages

Isidoro Miranda, Executive Vice President, Gypsum

Doctor (PhD), engineer graduated from Navarre University (Spain) and a MBA from Insead, Isidoro Miranda (born in 1959) began his career in a strategic consulting firm in London and Paris. He joined the Lafarge Group in 1995 as the Director of Group Strategic Research, before being named the Chief Executive Officer of Lafarge Asland, the Cement subsidiary in Spain. In 2001, he was named Executive Vice President of the Cement Division and a member of the Executive Committee. Since May 2003, he is Executive Vice President of the Gypsum Division.

Jean-Jacques Gauthier, Executive Vice President, Finance

Jean-Jacques Gauthier (born in 1959) joined the Group in February 2001. After graduating in law and economics, he began his career with Arthur Young. Between 1986 and 2001, he held several positions in the Matra Group in France and the United States. In 1996, he was named Chief Financial Officer of the Franco-British venture Matra Marconi Space, and between 2000 and 2001, he served as CFO of Astrium. After joining the Lafarge Group in 2001, Jean-Jacques Gauthier has been Executive Vice President of Finance and member of the Executive Committee.

Christian Herrault, Executive Vice President, Human Resources and Organization

A graduate of Ecole Polytechnique and the ENSM engineering school of Paris, Christian Herrault (born in 1951) joined the Group in 1985, taking responsibility for strategy and development in the Bioactivities BU. Between 1987 and 1992, he was Chief Operating Officer for the Seeds BU, first in the United States, then in France, and then managed the Glutamates business from 1992 to 1994. In 1995, he was named Chief Executive Officer of the Aluminates & Admixtures BU (no longer part of the Group). In 1998, he was named Executive Vice President of Human Resources and Organization and joined the Executive Committee.

Page 4 of 5 Total Pages

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date September 28, 2005	Lafarge
(Registrant)

	By:	/s/ Jean-Pierre Cloiseau
	Name:	Jean-Pierre Cloiseau
	Title:	Senior Vice President, Finance

Page 5 of 5 Total Pages